Filed by Liberty Media Corporation Pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-6(b) of the Securities Exchange Act of 1934.
Subject Company: Liberty Media Corporation
Commission File No.: 001-33982

Excerpts from the Transcript of
Liberty Media Corporation at the Deutsche Bank Securities Inc.
Media and Telecommunications Conference
held on November 17, 2010

Doug Mitchelson  — Deutsche Bank Securities Inc. - Analyst

So moving over to LINTA, I know it’s painful, but you did this on the call. But can you walk us through the steps to litigation and what investors should expect?

Greg Maffei  — Liberty Media Corporation - CEO

Well, we have as usual in one of these things many parallel paths. We are seeking a private letter ruling, filing a proxy, all of those items. We have an additional issue in that a group of bondholders represented by a law firm suggested that this could be substantially all, and we went to the Delaware court and said, court, would you please confirm in our view that this is not substantially all?

The bondholders, as far as I can tell, immediately started to retreat and argued that the issue was not ripe, that they did not want to litigate this. I think they were looking basically to hold us up and see if we could get something. We said no, no, no, this is ripe. And they have tried to either change the court, change the timing, slow it down. We’ve gone into court and moved, and the judge has seemingly been ruled in our favor. Let’s know ahead. The trial is set for early next year. Depositions are unfortunately in the next couple of weeks. Unfortunately because that involves my time taking depositions or my deposition rather being taken. And our hope would be by February, end of February, we would have a ruling. The potential for appeal could push this out to maybe May. We will see.

Doug Mitchelson  — Deutsche Bank Securities Inc. - Analyst

The leverage has dropped to 1.9 times. Given the state of the bond market, I know it’s not too easy to answer relative to being in the process there in terms of split-off. But you could argue that in this environment you could issue very long-term debt, and lever up went to something quite a bit higher than 1.9 times. Is there sort of a target leverage post-split that you would think about?

Greg Maffei  — Liberty Media Corporation - CEO

Well, as you know, that 1.9 times is QVC leverage, not LINTA leverage. We have done largely what you had suggested, perhaps a little too early, but we did $2 billion worth of bonds at QVC. We put in place a new revolver at QVC, which is largely undrawn. We have above QVC’s 1.9 times leverage. We have roughly 2 more turns or something like that of leverage, which is a little misleading because it’s long-term, low cost, fixed debt at LINTA, which has tax advantages, which lower the effective cost of that debt very low relative to the main — the faceplate. It’s not traded at a substantial discount, and I mention it has these tax advantages. So it is very hard to compare that and think we are really at 4 times leverage.

I think LINTA is probably underleveraged given as you noted what is going on with our — we talked about earlier with the issues around trial and the split-off. I think that only makes our case better. The people like you were telling us, why aren’t levering it more? But we will see how that plays out. I think there is a lot of capability and borrowing capacity at LINTA when the time is right.

QUESTION AND ANSWER

Question

I think John has said in the past there is no reason not for everything to be hard spun so if that is correct. After LINTA goes through, what is — and I think he has also said that to do LCAPA, you need to decide what to do with Starz. So could you outline what the parameters are and maybe the timing?

Greg Maffei  — Liberty Media Corporation - CEO

When John says things like ultimately, you got to remember John’s holding timeframe is pretty much infinite. So ultimate is an infinite or similarly aligned concept. I don’t think that there are any plans to spin anything else. We have talked in the past about things having the potential to be spun, but we have no current plans, and I don’t think there are any parameters which would change.

I think as a practical matter you are unlikely to do something on changing and merging that when you’re in the middle of this trial on the bonds just because putting aside any other plans we have, just in the middle of the trial, one of the arguments is that your guys are not ready to do this transaction. That is one of the arguments from the other side. Changing pieces of how the Company is organized would probably not help our case. So we are unlikely to move on that.

But, as a practical matter, we have a ton of businesses which are not only ATBs but theoretically over in some period of time could be better valued as independent companies. That may come to pass, but none of those is current or near term I would guess.

***

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about future financial performance, the proposed split-off of the Liberty Capital and Liberty Starz tracking stock groups and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off and the realization of our performance expectations. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein (a preliminary filing of which has been made with the SEC), because they will contain important information about the split-off. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty Media’s directors and executive officers, those of the split-off entity and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC (a preliminary filing of which has been made with the SEC).